Exhibit 99.1

NICE Collaborates with Microsoft to Introduce Multi-Channel Recording into Skype for
Business

Organizations can now manage internal and external communications while recording, storing and archiving them using the NICE Engage platform

RA’ANANA, ISRAEL, January 4, 2016 – NICE Systems (NASDAQ: NICE) today announced the compatibility of its multi-channel recording platform with Microsoft’s latest unified communications platform Skype for Business. Enterprises will benefit from having a single platform to manage both internal and external communications, while also being fully equipped to capture all customer interactions for security, compliance and quality management purposes. This will enable organizations to seamlessly engage customers over multiple channels, while also recording, storing and archiving these interactions using the NICE Engage platform.

Skype for Business succeeds Microsoft Lync 2013 (Lync), offering a new user interface that adopts the look and feel of the consumer Skype edition and provides enhanced voice and video capabilities. This collaboration with Microsoft will enable NICE to significantly expand its Skype for Business install base while continuing to support its customers’ recording needs.

NICE is one of the first enterprise-class software providers to support Skype for Business using the Unified Communications Managed API. This marks another step forward in strengthening the relationship between the two companies.

Miki Migdal, President, NICE Enterprise Product Group
“Microsoft Skype for Business is an impressive solution that promotes multi-channel interaction and collaboration across the enterprise. With the addition of NICE Engage platform to support this platform, we will be able to further extend our reach in the contact center market while delivering the latest innovations to help companies meet their regulatory needs and create the perfect customer experiences.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.